CALEDONIA MINING CORPORATION	MARCH 27, 2013

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal year ended December 31, 2012 (the “Year”), the quarter ended December 31, 2012 (“Q4” or the “Quarter”), and the period ending March 27, 2013. It should be read in conjunction with the Consolidated Financial Statements as at December 31, 2012 which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

Contents of the MD&A

1.	Forward-Looking Statements
2.	Overview
3.	Highlights
4.	Summary Financial Results
5.	Environmental Policy
6.	Operations at the Blanket Gold Mine, Zimbabwe
6.1.	Safety, Health and Environment
6.2.	Social Investment and Contribution to the Zimbabwean Economy
6.3.	Gold Production
6.4.	Operating Costs
6.5.	Underground
6.6.	Capital Projects
6.7.	Mineral Reserves and Resources
6.8.	Indigenisation
6.9.	Opportunities
6.10.	Outlook
7.	Exploration and Project Development
7.1.	Nama Copper Project, Zambia
7.2.	Nama Cobalt Project, Zambia
7.3.	Gold: Blanket Gold Mine, Zimbabwe
8.	Investing
9.	Financing
10.	Liquidity and Capital Resources
11.	Off-Balance Sheet Arrangements
12.	Related Party Transactions
13.	Critical Accounting Policies
14.	Securities Outstanding
15.	Risks
16.	Controls
17.	Qualified Person

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1.	FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves many assumptions, risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation, Caledonia’s primary assets are a 49% interest in an operating gold mine in Zimbabwe (“Blanket” or the “Blanket Mine”) and a 100% interest in a base metals exploration project in Zambia (the “Nama Project”). Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

3.	HIGHLIGHTS

Operational Highlights

•	11,821oz of gold were produced during Q4, a 12% increase in gold production on Q4 2011 (the “comparable quarter”) of 10,533oz and an 8% decrease on Blanket’s record quarterly gold production in Q3 2012 (the “preceding quarter”) of 12,918oz. Gold production was lower than the preceding quarter as the mined ore gold grade returned towards the planned long term mine reserve grade average of 3.84g/t. The gold production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter.
•	Gold production for the 12 months to December 31, 2012 was 45,465oz, a 27% increase over the gold production in the 12 months to December 31, 2011 (35,826oz). Gold production for 2012 is a new annual production record for Blanket since it commenced operations in 1906.

•      Blanket’s cash operating costs in Q4 increased to US$554 per ounce of gold produced compared to US$508 in the preceding quarter and US$521 in the comparable quarter. The increase in costs in the Quarter was due to the reduced production compared to the previous quarter and the higher labour and consumable costs incurred in the Quarter.

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•      Blanket’s cash operating costs for the Year were US$571 per ounce compared to US$581 in 2011. The reduction in costs was due primarily to increased production which offset increases in input costs.

•      All-inclusive costs per ounce of gold produced for the Quarter (i.e. including sustaining capital investment and general and administrative expenses) were US$741/oz compared to US$669/oz in the preceding quarter and US$752/oz in the comparable quarter.

•      All-inclusive costs for the year 2012 were US$759/oz compared to US$895/oz in 2011, the reduction being largely due to the higher level of production in 2012 than 2011 which meant that fixed costs were spread over more ounces of gold produced.

Financial Highlights

•	Gold Sales during Q4 were 10,337oz at an average sales price of US$1,703/oz compared to 12,918oz at an average sales price of US$1,664/oz in the preceding quarter and 9,329oz at an average sales price of US$1,681/oz in the comparable quarter.

•	Gold Sales for the 2012 Year were 45,181oz at an average sales price of US$1,666oz compared to 35,504oz at an average sales price of US$1,577/oz in 2011.
•	Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,250,000 compared to $12,602,000 in the preceding quarter and $9,012,000 in the comparative quarter.
•	Gross profit for the Year increased by 41% to $40,915,000 (2011: $29,115,000).
•	Net profit after tax for Q4 attributable to Caledonia shareholders was $3,353,000 compared to a loss of $7,240,000 in the preceding quarter and a profit of $1,369,000 in the comparable quarter.
•	Net profit after tax for the Year attributable to Caledonia shareholders was $8,720,000 compared to $12,130,000 in 2011.
•	Net profit for 2012 and the net loss for the preceding quarter was after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the sale of 41% of Blanket to Indigenous Zimbabweans, for which Blanket provided facilitation loans, and for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of the Indigenisation Agreements signed by Blanket Mine. Further explanation of the basis of this charge is set out in Note 5 to the Consolidated Financial Statements.
•	Adjusted basic earnings per share for 2012 (after excluding the effect of the non-cash, non-recurring indigenisation charge and unrealised foreign exchange profits) was 4.12 cents per share – a 31% increase on 2011.
•	At December 31, 2012, the Company had cash and cash equivalents of $27,942,000 compared to $24,615,000 at September 30, 2012, and $9,686,000 at December 31, 2011.
•	Cash flow from operations in 2012 before capital investment was $29,721,000 (2011: $17,428,000).
•	During Q4 Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,931,000 compared to US$8,474,000 in the preceding quarter, and US$5,024,000 in the comparative quarter. The total of such payments in 2012 was $23,985,000 (2011: $13,920,000).

Indigenisation

•	Transactions that implemented the Indigenisation of Blanket were completed on September 5th 2012. Following completion of these transactions Caledonia now owns 49% of Blanket.
•	Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
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•	As an indigenised entity, Blanket can now develop and is now implementing its long term growth strategy. The recently re-constituted Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, approved a capital investment programme for 2013 and a 4 year growth strategy for 2014 to 2017. This investment programme, which was endorsed by the Caledonia Board, is estimated at US$37m, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production to approximately 76koz in 2016.

Exploration Highlights.

•	The 2012 drilling programme at the Company’s 100% owned Nama Base Metals Projects in Zambia, comprised 10,903m over 20 holes and confirmed the existence of a copper-bearing mineralised zone. Shallow drilling will be undertaken on the identified zone to improve resource definition. Initial exploration work will also be carried out on additional zones of mineralisation that have been identified to the west and south of the mineralised zone. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a preliminary feasibility study by the end of 2013, on the possible mining of near-surface copper oxide material.

Corporate Highlights

•      On January 24, 2013 a Special Meeting of the Caledonia Shareholders passed special resolutions approving a reduction of Stated Capital of Caledonia’s common shares by $140m and approving the consolidation of Caledonia’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued. Pursuant to these resolutions being passed:

o	on February 22, 2013 Caledonia paid its initial dividend of one-half Canadian cent ($0.005) per pre-consolidation share; and
o	on March 14, 2013 Caledonia announced that the share consolidation will take effect on April 12th 2013.

Dividend Policy

•	Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance. The Caledonia Board will assess further dividend payments at least annually in light of Caledonia’s financial performance and financial resources at that time.

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4.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the years ended December 31, 2012, 2011 and 2010, and the quarters ended December 31, 2012 and 2011 prepared under IFRS.

Consolidated Statement of Comprehensive Income (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2012	2011	2012	2011	2010
	$	$	$	$	$
Revenue	17,612	15,972	75,221	55,705	22,388
Royalty	(1,227)	(723)	(5,261)	(2,514)	(825)
Production costs	(6,502)	(5,233)	(25,653)	(21,093)	(12,617)
Depreciation	(633)	(1,004)	(3,392)	(2,983)	(2,586)
Gross profit	9,250	9,012	40,915	29,115	6,360
Administrative expenses	(1,108)	(1,418)	(4,055)	(3,351)	(2,807)
Share-based payment expense	-	-	(14,569)	(1,101)	(354)
Indigenisation expenses (i)	(425)	-	(1,700)	(326)	-
Foreign exchange gain/(loss)	570	143	(4)	303	359
Impairment	(330)	(3,884)	(330)	(3,884)	-
Other income/(expense)	-	(2)	-	-	(1,064)
Results from operating activities	7,957	3,851	20,257	20,756	2,494
Net finance income/(cost)	25	28	(81)	(162)	3
Profit before tax	7,982	3,879	20,176	20,594	2,497
Tax expense	(4,032)	(2,510)	(12,818)	(8,464)	(1,042)
Profit for the period	3,950	1,369	7,358	12,130	1,455

Other comprehensive (loss)/income
Valuation of investments to fair value	-	-	-	-	(45)
Foreign currency translation differences for foreign operations	370	(812)	(1,589)	265	(1,404)
Other comprehensive income/(loss) for the period, net of income tax	370	(812)	(1,589)	265	(1,449)
Total comprehensive income for the period	4,320	557	5,769	12,395	6

Profit/(loss) attributable to:
Owners of the Company	3,353	1,369	8,720	12,130	1,455
Non-controlling interests	597	-	(1,362)	-	-
Profit for the period	3,950	1,369	7,358	12,130	1,455

Total comprehensive income/(loss) attributable to:
Owners of the Company	3,685	557	7,112	12,395	6
Non-controlling interests	635	-	(1,343)	-	-
Total comprehensive income for the period	4,320	557	5,769	12,395	6

Earnings per share (cents)
Basic	0.64	0.27	1.72	2.42	0.30
Diluted	0.64	0.25	1.72	2.38	0.30

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Adjusted earnings per share (cents) (ii)
Basic	0.60	1.02	4.12	3.14	0.26
Diluted	0.60	0.94	4.10	3.08	0.26
(i)	Expenses relating to the Zimbabwe indigenisation transaction were previously included in Administrative expenses. These expenses are now presented separately as they are relevant to the understanding of Caledonia’s financial performance. The presentation of comparative figures has been aligned accordingly.
(ii)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS.

Revenues in the Quarter and the Year increased due to the combined effects of increased gold production and the higher achieved gold price. Further discussion of Blanket’s gold production is set out in section 6.3

The royalty in the Quarter and the Year increased due to the combined effect of higher gold production, the higher achieved gold price and an increase in the royalty rate from 4% to 7% with effect from 1 January 2012.

On-mine production costs in the Quarter were U$$6,502,000 and US$25,653,000 for the Year. Further discussion of Blanket’s production costs, including discussion of Blanket’s inclusive cost of production (i.e. including sustaining capital investment, general and administrative costs and royalties) is set out in section 6.4.

The share based payment expense incurred in the Year includes $14,161,000 which is a non-recurring, non-cash expense which resulted from the implementation of Indigenisation in Q3 of 2012 and reflects the difference between the fair value of the equity instruments granted to indigenous parties and facilitation loans, taking into account all the interest terms and advance dividend rights. Further explanation of the basis of calculation of this charge is set out in Note 20 to the Annual Consolidated Financial Statements.

Indigenisation expenses relate to the donation of US$1 million to the Gwanda Community Share Ownership Trust, advisory fees and other costs relating to the negotiation and implementation of indigenisation at Blanket.

The foreign exchange gain incurred in the Quarter is a non-cash item which reflects a reallocation to equity of the unrealised foreign exchange loss in inter-company accounts shown in the preceding quarter. The profit or loss on foreign currency translation is a non-cash item which reflects the loss on the translation into Canadian dollars of the balance sheets and income statements of all subsidiaries that do not use the Canadian dollar as their functional currency.

The tax expense for the Quarter and the Year is analysed in Note 12 to the Annual Consolidated Financial Statements. The tax expense includes Zimbabwean income tax on profits arising at the Blanket Mine, Zimbabwean withholding tax on dividends and management fees paid and South African income tax on the receipt of management fees. The tax charge for 2012 also includes an accrual of $806,000 in respect of tax and penalties arising from the disallowance by the Zimbabwean Revenue Authority of a deduction of amounts owed to Blanket by the Reserve Bank of Zimbabwe in respect of Gold Bonds. Blanket has appealed this matter to the High Court.

The non-controlling interest attributable to the indigenisation of Blanket reflects the participation of Blanket’s Indigenous Shareholders in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Annual Consolidated Financial Statements.

The adjusted earnings per share is calculated on the Owners’ share of profit but before the non-cash, non-recurring expenses for the share based payment arising on indigenisation, indigenisation expenses and before the non-cash charge for foreign exchange losses.

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The table below sets out the consolidated statement of cash flows for the twelve months to December 31, 2012, 2011 and 2010 prepared under IFRS.

Consolidated Statement of Cash Flows (In thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2012	2011	2010
	$	$	$
Cash flows from operating activities
Profits for the period	7,358	12,130	1,455
Adjustments for:
Adjustments to reconcile net cash from operations	31,099	16,648	4,210
Changes in non-cash working capital	2,963	(3,183)	950
Cash flows provided from operations	41,420	25,595	6,615
Net interest paid	(81)	(162)	(3)
Tax paid	(11,618)	(8,005)	(1)
Net cash from operating activities	29,721	17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions	(7,909)	(8,528)	(7,304)
Proceeds on sale of investment	38	-	51
Net cash used in investing activities	(7,871)	(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(430)	(317)	159
Advance dividend paid	(3,739)	-	-
Proceeds from the issue of share capital	974	38	-
Net cash from (used in) financing activities	(3,195)	(279)	159
Net increase in cash and cash equivalents	18,655	8,621	(483)
Cash and cash equivalents at beginning of the year	9,686	1,145	1,622
Effect of exchange rate fluctuations on cash held	(399)	(80)	6
Cash and cash equivalents at year end	27,942	9,686	1,145

Cash generated by operations at the Blanket Mine increased substantially due to the higher gold production, and the higher gold prices realised and the reduced unit cash operating costs.

Blanket’s working capital requirements reduced due to inter alia lower trade receivables and higher trade and other payables at the year end.

Tax payments increased as a result of the higher royalty rate which was levied on increased turnover and the higher profits at Blanket Mine that were assessable for Zimbabwean Income Tax and taxes payable in South Africa.

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Capital expenditure in the Year primarily relates to expenditure at Blanket Mine and at Nama in Zambia. Further information on capital investment is set out in section 8.

Proceeds from the issue of share capital reflects the exercise of share options.

The table below sets out the consolidated statement of Caledonia’s financial position at December 31, 2012, 2011 and 2010 prepared under IFRS.

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,	Dec, 31
		2012	2011	2010
		$	$	$
Total non-current assets		36,533	34,248	31,978
Inventories		5,508	4,482	2,624
Prepayments		126	334	93
Trade and other receivables		1,718	3,652	2,314
Cash and cash equivalents		27,942	9,686	1,145
Total assets		71,827	52,402	38,159
Total non-current liabilities		6,928	7,822	7,050
Trade and other payables		5,775	3,841	3,882
Zimbabwe advance dividend accrual		1,987	-	-
Income taxes payable		1,518	295	-
Bank overdraft		-	430	747
Total liabilities		16,208	12,388	11,679
Total equity		55,619	40,014	26,480
Total equity and liabilities		71,827	52,402	38,159

Trade and other receivables as at December 31, 2012 includes VAT receivable and deposits for stores and equipment. There was no receivable as at December 31, 2012 in respect of bullion sales.

The Zimbabwe advance dividend accrual reflects the amount of US$2 million of advance dividends which is to be paid to GCSOT during February and April 2013 in terms of the indigenisation transactions.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

	Restated [1]
($000’s-except per share amounts)	Mar 31/11	June 30/11	Sept 30/11	Dec 31/11	Mar 31/12	June 30/12	Sept 30/12	Dec 31/12
Revenue from operations	11,226	11,990	16,517	15,972	17,503	18,612	21,494	17,612
Profit/ (loss) after tax from operations	1,894	2,874	6,126	1,369	7,111	5,497	(9,199)	3,950
Earnings/(loss) per share – basic (cents)	0.38	0.57	1.23	0.27	1.4	1.1	(1.4)	0.64
Earnings/(loss) per share -diluted (cents)	0.35	0.54	1.13	0.27	1.4	1.1	(1.4)	0.64
Cash and cash equivalents	2,217	5,033	6,847	9,686	16,288	18,323	24,615	27,942
(1)	These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. There is no change to the quarterly earnings per share for the 2011 quarters.
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The difference between the figures for Q4 of 2012 and the preceding quarter and the comparative quarter are discussed in this MD&A. Differences in the figures for Q3 of 2012 and earlier quarters are discussed in previous MD&A’s.

5.	ENVIRONMENTAL POLICY

Caledonia is committed to maintaining the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

•           Caledonia directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with or above the standards of all applicable legislation and policies in the jurisdictions in which they undertake business.

•           Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Caledonia’s activities in relation to environmental protection.

•           Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

•	Caledonia, on a regular basis, monitors its environmental protection management programs to ensure their compliance at or above the standards of applicable national and international regulatory requirements.

It is the responsibility of all the employees and management of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management personnel have the direct responsibility for regular environmental protection management.

6. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

6.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding four quarters.

Blanket Mine Safety Statistics
Class	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Lost time injury	1	3	1	0	3
Restricted work activity	8	5	4	7	7
First aid	1	1	2	4	5
Medical aid	2	2	1	1	1
Occupational illness	0	1	0	0	0
Total	12	12	8	12	16
Incidents	15	12	11	11	10
Near misses	1	4	2	3	5
Disability Injury Frequency Rate (i)	0.31	1.23	0.30	0.00	0.81
Total Injury Incident Rate (ii)	3.43	3.72	2.38	3.04	4.34
Man-hours worked (thousands)	641	645	670	688	738
i. A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii. A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

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During October 2012 Blanket won both the Occupational Safety & Health Silver Sectorial Award and the Occupational Safety & Health Bronze Provincial Awards from the National Social Security Authority (“NSSA”) of Zimbabwe in their Occupational Safety & Health Competition during the period January to December 2011. Both of these awards are based on Blanket’s accident record which was measured against the National Average Accident Frequency and National Average Injury Severity Rate of the Zimbabwe mining industry.

The increase in the number of reportable accidents in the Quarter is of concern to management. Accordingly, NOSA, a global supplier of occupational risk management services and solutions, carried out a safety audit and their recommendations are currently being reviewed.

6.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the community and the Zimbabwe Government (in thousands of US dollars)
Period	Community and Social Investment	Payments to GSCOT	Payments to Zimbabwe Government	Total
Total 2011	306	-	13,614	13,920
Quarter 1 2012	147	-	3,353	3,500
Quarter 2 2012	38	1,000	5,042	6,080
Quarter 3 2012	108	2,000	6,366	8,474
Quarter 4 2012	123	-	5,808	5,931
Year 2012	$416	$3,000	$20,569	$23,985

6.3	Gold Production

The tonnes milled, average mill feed grades, plant gold recovery and gold produced during January and February 2013, and the preceding eight quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
Third quarter	2011	85,442	3.81	93.1%	9,743	1,737
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
First quarter	2012	83,353	3.67	93.2% %	9,164	1,688
Second quarter	2012	90,315	4.24	93.9%	11,560	1,599
Third quarter	2012	93,049	4.59	94.1%	12,918	1,664
Fourth quarter	2012	96,598	4.08	93.3%	11,821	1,703
Total 2012	2012	363,315	4.16	93.7%	45,464 65	1,666
January	2013	29,538	3.75	93.2%	3,319	1,673
February	2013	28,814	3.91	92.9%	3,365	1,593

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Gold production in Q4 was lower than the preceding quarter as the achieved mined ore grade returned towards the long term average mine reserve grade of 3.84g/t after above average mined ore gold grades of 4.24 and 4.59 g/t in the 2nd and 3rd quarters. The production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter. During January and February 2013 Blanket operated as planned and achieved its production targets.

6.4 Operating Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, the all-inclusive cost to produce an ounce of gold during the Quarter and the preceding seven quarters are set out in the table below. For the purposes of consistency, the total direct costs shown on the table below is as reported in previous quarters.

Blanket Mine: Total Costs per Ounce of Gold Produced (US$/oz)
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012
Labour	208	175	157	132	164	179	174	158	176	175
Consumables	247	212	234	210	227	249	197	189	203	212
Electricity (incl. diesel)	1415	154	155	138	148	161	136	119	118	134
Other costs	48	44	37	41	42	58	40	41	57	50
Total direct on-mine costs	648	585	583	521	581	648	547	508	554	571
General and administrative costs	53	126	140	122	114	153	115	103	111	118
Sustaining capital investment	510	135	94	109	193	78	71	58	77	70
Inclusive cost before royalty	1,211	846	825	752	895	878	732	669	741	759
Royalty(1)	63	74	78	67	71	134	112	117	105	116
Total inclusive cost per ounce	1,274	920	903	819	966	1,012	844	786	846	875
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164	11,560	12,918	11,821	45,465
(1)	At 4% in 2011 and 7% in 2012

The labour cost component increased by 11% from the preceding quarter due to the lower gold production in Q4 and adjustments incurred in the Quarter which related to prior quarters in respect of productivity bonuses and increases in the basic labour rate.

The consumable cost component increased by 7% from the preceding quarter due to the effects of lower gold production on the fixed component of consumable expenditure and other expenses associated with equipment repairs and servicing.

Electricity tariffs remain unchanged in the Quarter and although expensive, electricity supplied by the Zimbabwe Electricity Supply Authority (“ZESA”) is still considerably cheaper than the cost of electricity generated by the mine’s standby diesel generators. Blanket’s standby generators have successfully replaced any lost time that would have resulted from disruptions in the ZESA supply. The standby diesel generators

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were run for 12.6 hours during the Quarter compared with 11.6 hours in the preceding quarter and a total of 108 hours usage during 2012 (2011, 120.5 hours)

Other costs increased by 39% on the preceding quarter due to, inter alia, increased Claims Protection Fees on licences which fell due for renewal in the Quarter and an increase in the provision for obsolete stock.

General and administrative costs are largely fixed and include the cost of procurement, financial, technical and other services provided to Blanket by Caledonia, the cost of the Harare office, the cost of shipping gold from Blanket to Rand Refineries in Johannesburg and the cost of gold refining at Rand Refineries.

Sustaining capital investment is that investment which is required to maintain Blanket’s current level of production and includes the purchase of replacement equipment, maintenance of existing equipment and infrastructure and normal mine development activities. It specifically excludes expenses associated with the exploration and development of Blanket’s satellite projects.

6.5 Underground

The AR South and AR Main ore bodies continue to be the most productive mining areas and provided approximately 80% of the total ore mined during the Quarter. To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices.

The mined ore gold grade at 4.08 g/t continued to be higher than the planned 3.84 g/t average mine gold grade.

The table below sets out the development activities in the Quarter.

Blanket Mine: Development Activities in Q4 2012
Area	Budget Advance (m)	Actual Advance (m)	Metres on reef	Payable metres sampled	Payable width (m)	Payable grade (g/t)	Payability (%)
AR Main	480	331	286	186	2.4	2.9	56.1
AR South	320	203	189	136	2.2	3.8	66.9
Eroica	240	190	180	153	1.8	4.3	80.4
Blanket Quartz Reef	80	0	0	0	0	0	0
Blanket/Feudal	80	148	133	76	1.4	3.4	51.3
Lima	160	190	166	98	1.3	3.2	51.6
Total	1360	1062	953	648	1.9	3.5	61.0

The shortfall in mine development against plan was mainly due to air compressor breakdowns. This matter has been addressed and a new 6,695cfm compressor has been ordered and is expected to be installed and commissioned during Q3 2013. Management believes that the shortfall in development during the Quarter can be recovered in future quarters and that the planned development will allow mined ore production to be sustained at the average target rate of 1,000 tonnes per day (tpd) for 2013 increasing to 1,200tpd in 2014 and to 1,300tpd in 2015.

6.6 Capital Projects

750m AR – Lima Haulage

The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies. Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined above 750m as a result of exploration from the 630m haulage (see below). Work on the 22 Level Haulage Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated for mid-2014. It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014 and beyond. During the Quarter the 22 Level haulage was advanced by 110m. This was less than planned due to a transformer failure and a shortage of compressed air.

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630m Haulage

The 18 Level Haulage extension will allow access to explore for the extension of the Sheet ore body between 630m and 510m. The haulage was advanced by 22m and has reached its currently planned extension and exploration drilling has commenced.

510 Eroica-Lima Haulage

The 14 Level Haulage was advanced by 121m in the Quarter and has reached the Lima ore body. Development work will commence on the Lima ore body between 510 and 230m levels. This production section is expected to add an additional daily 200 tonnes of ore production from early 2014 at the average mine grade of 3.84 g/t.

No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US$4.4 million, which will be funded from Blanket’s internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

6.7 Mineral Reserves and Resources

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101, and was published during the 2nd quarter of 2011. Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of ongoing operations and exploration work.

Mr. Mike Robertson, Pr. Sci. Nat., and Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Since the calculation of the above December 31, 2010, figures, the Corporation has mined 662,074 tonnes with an average recovered gold grade of 4.06g/t from within the reserves and resource figures set out above to produce 81,291 ounces of gold at a recovery of 93.3%. Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources. An updated internal calculation of Blanket’s reserves and resources as at December 31st 2012 has been prepared by Blanket’s Technical Department following the standards and procedures required by NI 43-101. The Mineral Reserves and Resources calculations have been reviewed by Dr Pearton, Caledonia’s Qualified Person and the results are presented in the following table.

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MINERAL RESERVES as at December 31, 2012 (based on a Gold Price of US$1,500/oz)
Classification	Tonnes	Grade(Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including pillars*	1,767,000	3.93	223,000
Probable Ore
Operating and Development Areas	2,140,000	3.66	252,000
Total Proven + Probable Ore	3,907,000	3.78	475,000
MINERAL RESOURCES (based on a Gold Price of US$1,500/oz)
Classification	Tonnes	Grade(Au g/t)	Gold Content ounces
Indicated	448,000	3.81	54,900
Inferred	2,290,000	5.30	**
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have increased by 1.7% in terms of contained gold. Resources expressed in terms of tonnage have declined by 6.1% over the same period.

6.8 Indigenisation

As noted in the MD&A for the preceding quarter, the various transactions which make up Blanket’s indigenisation programme were completed with effect from September 5, 2012 and Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33). Further information on the terms of the indigenisation transactions is set out in the MD&A for the 3rd quarter of 2012. The accounting treatment for the indigenisation of Blanket is set out in Note 5 to the Consolidated Financial Statements.

Blanket and Caledonia are working with Blanket’s new shareholders to further progress operations at Blanket for the benefit of all stakeholders. In January 2013 Caledonia announced that the Blanket and Caledonia boards had approved a medium term strategy in terms of which US$37m will be invested at Blanket between 2013 and 2017 and which is expected to result in production of about 76koz per annum from 2016.

6.9	Opportunities

•	Indigenisation: following the implementation of the indigenisation agreement set out in 6.8, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise in Zimbabwe.
•	Increased production: Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development can be made.
•	Surplus capacity: The mine currently has a daily average mining capacity of over 1,000tpd; the hoisting capacity is approximately 3,000tpd; the crushing and milling plant has the capacity to process approximately 1,450tpd (increasing to approximately 3,000tpd after scheduled investment) and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be processed with moderate capital investment and incurring only consumable costs to treat any increased throughput.
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•	Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at GG and the Mascot Project Area. Depending on future exploration success, Blanket may be able to further increase its targeted production levels from those quoted in 6.2 and 6.8 above.

6.10 Outlook

Blanket exceeded its targeted annual production of 40,000oz in 2012 by 14%. The 2013 target of 40,000 is expected to be sustained as a result of improvements in the underground mining systems and ongoing mine development. Gold production for the first two months of 2013 was at the targeted level.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration and development work is successful and if any resultant ore is compatible with Blanket’s existing metallurgical process. With the planned increase in crushing and milling rates to approximately 3,000tpd, the Blanket metallurgical plant could treat its planned increase in production from the Blanket areas above and below the 22 level and from its satellite projects if they become ore producers.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe. Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that it can invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

7 EXPLORATION AND PROJECT DEVELOPMENT

7.1	Nama Copper Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt. The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

The 2011 drilling programme, which comprised 5,352m over five holes, identified an apparently contiguous zone of mineralisation.

Phase 1 of the 2012 work programme commenced in March 2012 and consisted of six holes comprising approximately 2,400m of drilling with the objective of identifying a continuation towards surface of the mineralized zone identified in 2011. This phase of the work programme was extended into Phase 2 with the objectives of identifying extensions of this mineralised zone and increasing the confidence level of the information on this mineralised zone. The 2012 total drilling programme comprised 10,903m over 20 holes.

Preliminary Results of the 2012 Drilling Programme

Caledonia believes, based on results achieved to date, that the 2012 drilling programme has confirmed the existence of a mineralised copper zone of substantially greater extent than first identified in 2011. The in-fill drilling has established that the mineralised zone is locally disturbed by breccia zones and fold structures which have resulted in some geological losses and local duplication of mineralization. In-fill drilling on the north-eastern and north-western limits of the target area also identified that the grade and thickness of the mineralised zone has decreased in those areas. The full extent of these disruptions, which will only be finally established and quantified once the detailed drilling currently underway is complete, are not anticipated to have a major impact on the quantum of the resource.

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2013 Drilling Programme

Caledonia’s Board has authorised a program of percussion drilling to be undertaken on the identified zone in the 2nd quarter of 2013 to improve resource definition close to surface and to establish whether there is potential for an open-pit operation. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a pre-feasibility study by the end of 2013 on the possible mining of any economic near-surface oxide material.

Caledonia’s Board has also approved approximately 2,400m of diamond drilling to be carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource both at surface and possibly at depth. A further 5,000m of diamond drilling will be commenced when the work described above has been completed on a broad copper geochemical anomaly which has been identified further to the west of the identified zone.

The budgeted cost of the 2013 exploration programme, the preparation of the NI 43-101 resource report and the feasibility study is approximately US$2.2 million, which will be funded from Caledonia’s cash on hand.

Status of the Nama Licences

On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the “Department”), Caledonia must comply with certain conditions to continue to hold the Nama Licences. These conditions include, inter alia:

•	the commencement of cobalt production by June 30, 2013;
•	the submission of an updated copper sulphide mineral resource and reserve statement and associated feasibility study and program of operations by June 30, 2013; and
•	the commencement of copper sulphide resource exploitation by March 31, 2015.

Further discussions have been held with the Department to clarify the precise terms of certain of these conditions. Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

7.2 Nama Cobalt Project, Zambia

Caledonia has undertaken to commence cobalt production by June 30 2013. Accordingly, Caledonia has submitted a proposal to the Zambian Mines Development Department for a cobalt mining operation on the following basis:

•	Identified resource to be mined: approximately 2 million tonnes grading approximately 0.2% cobalt and 0.1% copper;
•	Phase 1: mining at a target rate of approximately 30,000 tonnes per month to produce cobalt oxide concentrate using gravity separation;
•	Phase 2: mining at a target rate of approximately 60,000 tonnes per month to produce cobalt hydroxide using hydrometallurgical processing; and
•	The estimated capital investment to achieve mine start-up and to complete phase 1 is approximately US$1.1million.

7.3	Gold: Blanket Gold Mine, Zimbabwe

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in sections 6.5 and 6.6. Other than at Blanket Mine itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares. Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect, the Mascot Project and Eagle Vulture which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

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Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted from GG and the Mascot Project Area would be trucked to the Blanket plant for processing. The Blanket Mine metallurgical plant has existing surplus treatment capacity and when the planned crushing and milling plant extensions have been completed, could handle up to an additional 900 tonnes per day of ore from Blanket underground and successful exploration project areas.

GG Project

The GG project was previously the site of small-scale surface workings and is located approximately 7km south east of Blanket Mine.

Drilling programs were carried out at GG over the past eight years included seventeen diamond-cored holes that were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralisation have been established down to a depth of approximately 200 metres, each with an estimated strike length of approximately 150 metres.

Work commenced on sinking a 3m by 2m shaft in the 3rd quarter of 2012 and as at March 18, 2013 the shaft had reached a depth of 90m and work on excavating the 90m level station had commenced. Once this has been completed the shaft will continue to be sunk to its target depth of 120m below surface and a station cut at this level. During shaft sinking operations, the shaft encountered a mineralized quartz shear with a near vertical orientation. As the shaft sinking extended below 40m, this quartz shear swelled and occupied the full width of the shaft. This zone of mineralisation has persisted down to 60m and on assay returned an average grade of 6.0g/t gold. The sulphide intensity of this mineralised shear exposed by the shaft between the 60m and 90m levels appear to have weakened but the shear structure remains intact. Underground diamond drilling will be undertaken to evaluate the mineralisation of this structure.

Horizontal development has commenced on the 60m level, short side excavations from the main haulage drive (“cubbies”) have been made to allow for diamond drilling of the identified mineralised zones. To date, four holes, totalling 400 metres have been drilled to investigate the North Main Shear and three of these holes have intersected mineralization with averaged grades and thicknesses of about 4g/t over about 2 metres. Further diamond drilling is in progress to allow for a better understanding of the geometry of the identified zones. A total of 3,000m of diamond drilling is planned from these three development levels during 2013.

Investment in the GG project to date has been US$626,000 which has been funded from Blanket’s internal cash flows.

Mascot Project Area

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure need extensive rehabilitation. Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available. Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price. Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts. Work at Penzance has been deferred pending completion of work and underground development at Eagle Vulture and Mascot.

Mascot

Mascot was previously mined down to approximately 300 metres, exploiting an ore body which narrowed continuously with depth. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Previous drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

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During the 2nd quarter of 2012, following the installation of the ZESA electricity connection, surface infrastructure was installed (headgear, winder house and winder, electricity substation and reticulation, and a 1,000cfm air compressor) and the shaft was re-accessed down to the 120 metre level below surface and found to be in reasonably good condition.

During the 3rd quarter of 2012 work focussed on re-equipping the shaft: rope guides were installed down to 120metres, the ladder-ways and all station platforms were installed and the installation of air, water and pump lines is 90% complete at 21st February 2013.

Underground lateral development commenced in November 2012 simultaneously on 1 and 2 levels towards the two new mineralised zones which had been identified by Blanket’s previous surface drilling. A total of 70 metres has been advanced from the shaft in both easterly and westerly directions. It is hoped that if the gold grades of the exposed mineralized zones prove to be economic that ore from Mascot could be trucked to the main Blanket plant in commencing in late 2013.

Investment to date at Mascot has been U$$338,000, which has been funded from Blanket’s internal cash flows.

Eagle Vulture

The Eagle Vulture mine was previously mined down to approximately 100 metres below surface and is the most developed property at the Mascot Project Area. It is a “pinch and swell” ore-zone structure characterized by a cherty quartz vein. The main shaft has been refurbished down to the shaft bottom (70 metres depth) and development work to date 120 metres of development in both easterly and westerly directions towards the ore-zone strike extremities has been completed. The development plan at Eagle Vulture is to advance through waste material towards a mineralised zone that has been identified by surface drilling.

Investment to date at Eagle Vulture has been US$139,000, which has been funded from Blanket’s internal cash flows.

8.	INVESTING

During the Quarter Caledonia invested $2,996,000 ($1,017,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $1,775,000 ($859,000 – 2011) was spent at Nama and $1,207,000 ($108,000 – 2011) at Blanket and its satellite properties.

During the 2012 Caledonia invested $7,909,000 ($8,528,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $3,614,000 ($2,709,000 – 2011) was spent at Nama and $4,280,000 ($5,769,000 – 2011) at Blanket, and its satellite properties.

9.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. During 2012, share options for 13,912,500 options were exercised raising $974,000. No other equity fundraising took place in 2012 and none is currently planned. Blanket’s unsecured US$2.5 million loan facility in Zimbabwe has been renewed until November 2013 at an interest rate of 8% above the 30-day LIBOR rate. It is unsecured, is renewable and repayable on demand. At December 31, 2012 this facility was undrawn due to the receipt of a payment from Rand Refineries in respect of gold sales.

10.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of the sources and uses of Caledonia’s cash is set out the Consolidated Statement of Cash Flows set out in Section 4. As of December 31, 2012, Caledonia had a working capital surplus of $26,014,000 ($13,593,000 as at December 31, 2011). As of December 31, 2012, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $1,015,000 (2011: $1,785,000). The South African rehabilitation trust held $175,000 on cash deposit as at December 31, 2012.

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It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket over the next four years will be funded by Blanket’s internal cash flows. Caledonia has sufficient cash on hand to fund all of the authorised 2013 investment required at the Nama project.

11.	OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

12.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	2012	2011
	$’000	$’000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	704	588
Rent paid to a company owned by members of the President’s family	43	48
Legal fees paid to a law firm where a Director is a partner	111	97
Other fees paid to Directors	215	145

Legal fees were paid on an arms’ length commercial basis to Tupper, Jonsson & Yeadon in respect of legal services. Other fees paid to directors were in respect of their contractual remuneration.

13.	CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, functional currency determination and future tax liabilities. Discussion of the bases on which these judgements have been made is set in note 3 to the Consolidated Financial Statement. As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty. An independent review of the asset retirement obligation estimation for Blanket was last carried out in December 2012. The current cost estimation of $1,600,000 was inflated by 5-6% per annum for the expected life of mine and then discounted back to current value at 15% which is the current borrowing costs attributable to Blanket. The estimations are accreted annually and any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations

14.	SECURITIES OUTSTANDING

As at March 28, 2013 the following securities were outstanding:

(1)	517,061,780 common shares issued;
(2)	Options outstanding are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)

6,070,000	0.07	Feb 11,2013
437,500	0.07	July 1, 2013
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210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
9,319,000	0.09	Aug 31, 2017
33,296,500
(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 18,149,678 shares.

A News Release issued on March 14, 2013 set out the timetable for the implementation of the 1-for-10 share consolidation which was approved by Caledonia shareholders on January 24th 2013. Caledonia’s shares is issue and outstanding share options will be reduced on a 1-for-10 basis with effect from April 12, 2013.

15.	RISKS

Risks such as interest rate foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.
•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new project. Blanket has embarked on development and exploration programmes as set out in sections 6.5, 6.6, and 7.2. Caledonia is also engaged in exploration at Nama as set out in section 7.1. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development Risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties and may also commence development at the Nama project in respect of potential cobalt and copper operations. Construction and development of projects where minerals are identified is subject to numerous risks: obtaining equipment, permits and services, changes in regulations, currency rate changes, financing risk, labour shortages, changes in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated changes grades and tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral Rights: The Company’s existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.
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•	Mineral Prices: The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, copper and cobalt. The price of gold in particular is subject to fluctuation and cannot be predicted. Company has not adopted any strategies to control the effect of mineral price fluctuations. The continued work at Nama will be influenced by prevailing and forecast prices of copper and cobalt.

•      Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. For example the Zimbabwean gold mining royalty tax rate was increased from 4% to 7% of gold sales in January 2012. As a low-cost operator, Blanket is well-positioned to withstand any further increases in input costs. In addition, Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•      Illegal mining: During the 4th Quarter there has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•      Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia management team is small and will need to be augmented to provide for appropriate succession planning.

•	Country risk: The commercial environments in which the Company operates is unpredictable. Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations and/or the ability of Caledonia to receive payments. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

16.	CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2012, as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation previously engaged independent consultants in 2010 to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, Management concluded that the following disclosable material weaknesses existed and still exist as at December 31, 2012.

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Segregation of Duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited to the Corporation’s Africa office in Johannesburg and an internal audit function has been added at the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time. There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements. All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

17.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.